April 2, 2007

Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: William A. Bennett, Esq.

Re:	FP Technology, Inc.
Registration Statement on Form SB-2
File No. 333-140869
Filed February 23, 2007

Dear Mr. Bennett:

This letter is being filed in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated March 23, 2007 (the “Staff Letter”) with respect to Registration Statement on Form SB-2 filed by FP Technology, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on February 23, 2007 (the “Registration Statement”). The numbering of the paragraphs below corresponds to the numbering of the Staff Letter, the text of which we have incorporated into this response letter for convenience.

Page references in the text of the Company’s responses below correspond to the page numbers of Pre-Effective Amendment No. 1 to the Registration Statement, which is being filed on EDGAR concurrently with this letter.

General

1.
We note that you are registering the sale of 4,753,798 shares of common stock. Given the size of this offering relative to the number of shares outstanding held by non-affiliates (2,177,414 as reported in your Form 10-KSB for 2005), the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at the-market offering under Rule 415(a)(4). Therefore, you must file a registration statement for the “resale” offering at the time of each. conversion of principal of the notes or exercise of the warrants because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x); identify the selling security holders as underwriters in the registration statement; and fix the offering price of the shares being offered for the duration of each offering.

If you disagree, with our analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(I). In your analysis, please address the following among any other relevant factors:

•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

•	The date on which and the manner in which the selling shareholders received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•
The dollar value of the shares registered in relation to the proceeds that you received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholder and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the senior convertible notes and warrants (or any related security, such as options); and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.

As we discussed in a recent telephone call, the Company is evaluating its position with respect to the issues raised in this comment. We will respond substantively to this comment in subsequent correspondence with the Staff and/or in a subsequent Pre-Effective Amendment.

Prospectus Summary, page 1

Exchange-Offer, page 2

2.
Disclose the background leading up to the exchange offer and the purpose for entering into it. Discuss the material differences in the value and amount of the consideration exchanged and the material differences in the terms of the securities exchanged. Indicate whether all holders agreed to the exchange.

3.
We note that you have registered 130% of the shares underlying the senior convertible notes and warrants (footnote 2 to the selling stockholder table). Expand the disclosure here to briefly highlight how the conversion price and exercise price may be adjusted.

4.
Disclose the total dollar value of the securities underlying the senior convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the respective private placements).

5.	You describe the March 29, 2006 Senior Secured Nonconvertible Notes as “acquisition financing.” Please explain what you mean.

In response to the Staff’s comments, the Company has revised this section to include the requested disclosure.

The Offering, page 3

6.	Revise to disclose that the number of shares being registered represents ____% of your shares currently outstanding.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

Risks Relating to Our Common Stock, page 15

There has been no active public market for our common stock..., page 15

7.
We note the dramatic jump in your company’s stock price during the fourth quarter of 2006. You should address this spike in the context of this risk factor. Furthermore, confirm that there has been no active public market for your common stock following your merger in June of 2006.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

Use of Proceeds, page 18

8.
The disclosure in this section suggests that you are registering warrants as opposed to the shares underlying the warrants. Please revise so that it is clear you are only registering the common stock underlying these warrants.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

9.
You also indicate that you will receive funds, to the extent that the warrants are exercised for cash. Fully describe the material terms of the warrants in the Description of Capital Stock section, including whether they have a cashless exercise provision. If they do, highlight this provision and clarify what it means.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, p. 21

Recent Financings, page 22

10.
Disclose in a table the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the senior convertible notes and warrant transactions that you have made or may be required to make to the selling shareholders, any affiliate of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (including any dividend, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, disclose the net proceeds to you from the sale of the senior convertible notes and warrants and the total possible payments to the selling shareholders and any of their affiliates in the first year following the sale of the senior convertible notes and warrants.

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

11.	Disclose in a table:

•	the gross proceeds paid or payable to you in the senior convertible dotes transaction;

•	all payments that have been made or that may be required to be made by you that are disclosed in response to comment 10 above;

•	the resulting net proceeds to you; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior convertible notes, warrants and any other options, notes, or other company securities that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 16 and 17.

Further, please disclose - as a percentage - the total amount of all possible payments as disclosed in response to comment 10 and the total possible discount to the market price of the shares underlying the senior convertible notes and warrants as disclosed in response to comment 16 divided by the net proceeds to you from the sale of the senior convertible debentures and warrants.

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

12.
Fully describe the material terms of all of the securities discussed in this section. By way of example only, we note the disclosure set forth in a Form 8-K filed January 24, 2007. Please include similar detailed disclosure for all of the securities discussed in this section and throughout the prospectus.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

13.	Regarding the above referenced Form 8-K filed on January 24, 2007, file an amendment to the Form 8-K that includes the entirety of all schedules and exhibits to the Master Exchange Agreement.

We acknowledge the Staff’s comment, and commit to filing an amendment to the Form 8-K prior to requesting effectiveness of the Registration Statement.

14.
We note that 95% of the proceeds from the Nonconvertible Notes were paid into an escrow account for the benefit of the note holders and that $2.5M of the proceeds received in the PIPE financing were also deposited into escrow. Please disclose the material terms of the escrow provisions attributable to each financing arrangement and file the escrow agreements as exhibits to the Form SB-2. Alternatively, amend the appropriate Form 8-K to include the agreements and incorporate the exhibits by reference. In your response, tell us how you accounted for these proceeds, which appear to have remained in escrow for the benefit of the investors rather than the company. We may have further comment.

The Escrow Agreement was included as an exhibit to the Form 8-K filed on April 4, 2006 by AFG Enterprises USA, Inc., the predecessor to the Company. This agreement, along with other agreements pertaining to the CAP Financing, have been added as exhibits to the Form SB-2 and incorporated by reference to the Form 8-K.

The Company has added disclosure in this section to (i) provide more detail regarding the operation of the escrow account and (ii) clarify how the Company accounted for the proceeds held in the escrow account (as restricted cash) and the interest earned thereon (as interest income).

Business, page 39

15.
The corporate history section should go back five years to include your predecessor, AFG Enterprises USA, Inc. Please revise to disclose AFG’s corporate history, including bankruptcy, during the past 5 years. See Item 101 of Regulation S-B.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

Selling Stockholders, page 55

16.
Please disclose the total possible profit the selling shareholders could realize as a result of the conversion/exercise discount for the securities underlying the senior. convertible notes and warrants, presented in a table with the following information disclosed in separate columns or rows:

•	the market price per share of the securities underlying the senior convertible notes and warrants on the date of the respective private placements;

•	the conversion/exercise price per share of the underlying securities on the date of the sale of the senior convertible notes and warrants;

•
the total possible shares underlying the senior convertible notes and warrants (assuming no interest payments and complete conversion/exercise throughout the term of the senior convertible notes and warrants);

•
the combined market price of the total number of shares underlying the senior convertible notes and warrants calculated by using the market price per share on the date of the sale of the senior convertible notes and warrants and the total possible slims underlying the senior convertible notes (assuming all interest payments made in stock) and warrants;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number o£ shams underlying the senior convertible notes and warrants calculated by using the conversion/exercise price on the date o£ the sale of the senior convertible notes and warrants and the total possible number of shares the selling shareholders may receive (assuming all interest payments made in stock); and

•
the total possible discount to the market price as of the date of the sale of the senior convertible notes and warrants, calculated by subtracting the total conversion price on the date of the sale of the senior convertible notes and warrants from the combined market price of the total number of shares underlying the senior convertible notes (assuming all interest payments made in stock) and warrants on that date.

To reflect the further change in the conversion/exercise price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

17.
Please disclose the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other company securities. that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed in separate columns or rows:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

▪	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

▪
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the Market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

18.
Disclose in a table all prior securities transactions between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

19.	In a table, provide disclosure that compares:

•
the number of shares outstanding prior to the senior convertible notes and warrants transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
-the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf o f the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

20.
Please disclose whether you have the intention, and a reasonable basis to believe that you have the financial ability, to make all payments on the overlying securities in cash or stock. Disclose whether - based on information obtained from the selling shareholders - the selling shareholders have an existing short position in your common stock and, if the selling shareholders have an existing short position in your stock, the following additional information:

•	the date on which the selling shareholders entered into the short positions; and

•
the relationship of the date on which the shareholders entered into that short position to the date of the announcement of the senior convertible debentures and warrant transactions and the filing of the registration statement (e.g., before or after the announcement of the senior convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

In response to the Staff’s comments, the Company has added the requested disclosure regarding the intention and ability to make payments on the notes to “Management’s Discussion and Analysis - Recent Financings - Master Exchange Agreement”.

The Company has added under “Selling Stockholders” certain disclosure that it received from the selling stockholders with respect to short positions.

21.	Provide the following information:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the note transactions; and

•
copies of all agreements between you (or any of your predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom the selling shareholders have a contractual relationship regarding the transactions (or any predecessors of those persons) in connection with the private placements.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company wishes to defer its response to this comment pending the resolution of comment #1 of the Staff Letter, since the resolution of comment #1 may render the requested disclosure immaterial. We will respond substantively to this comment on behalf of the Company in subsequent correspondence.

22.
Clarify whether the selling shareholders listed on page 57 under “Broker-Dealer and Other Affiliations” are indeed broker-dealers or affiliates of broker-dealers. For those selling shareholders that are broker-dealers, identify the selling shareholders as underwriters. For those selling shareholders that are affiliates of broker-dealers, include a representation that the affiliate purchased the shares in the ordinary course of business and that at the time of purchase, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make this representation, identify the affiliate as an underwriter as well.

In response to the Staff’s comment, the Company has revised this section to include the requested disclosure.

*  *  *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement. Upon completion of the Staff’s review, the Company intends to request acceleration of the effectiveness of the Registration Statement immediately following the update of the Company’s financial statements pursuant to Rule 3-12 of Regulation S-X. The Company’s request for acceleration will include the acknowledgements specified in the Staff Letter.

Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Amendment or this response letter to the undersigned at (213) 892-5290 or Jeannette Filippone at (858) 314-5412. My facsimile is (213) 892-5454.

Sincerely,

Allen Z. Sussman

Cc: William Santo, CEO